RIVERSOURCE LIFE INSURANCE CO.
OF NEW YORK
20 Madison Avenue Extension
Box 5144
Albany, New York 12205

                  Accelerated Benefit Rider for Chronic Illness

This is a life insurance rider that pays Accelerated Death Benefits at Your option under conditions specified in the rider.

THIS RIDER'S BENEFIT. We will pay to You an acceleration of the policy death benefit each month the Accelerated Benefit Insured is a Chronically Ill Individual who is receiving Qualified Long-Term Care Services. All benefits are subject to the provisions of this rider. Rider benefits will also change other values of the policy; see Interaction of Rider and Policy provision of this rider.

TAXATION. This rider is intended to be federally tax-qualified Long-Term Care insurance under Section 7702B(b) of the Internal Revenue Code of 1986, as adopted by the Health Insurance Portability and Accountability Act of 1996 - Public Law 104-191 (herein referred to as the "Code"), and as amended from time to time. THIS IS NOT A HEALTH INSURANCE RIDER AND IS NOT SUBJECT TO THE MINIMUM REQUIREMENTS OF NEW YORK LAW PERTAINING TO LONG TERM CARE INSURANCE AND DOES NOT QUALIFY FOR THE NEW YORK STATE LONG TERM CARE PARTNERSHIP PROGRAM, AND IS NOT A MEDICARE SUPPLEMENT POLICY. THIS RIDER IS INTENDED TO BE A QUALIFIED LONG TERM CARE INSURANCE RIDER FOR FEDERAL TAX LAW ONLY.

The benefit is intended to qualify for exclusion from income within the limits of the Code in effect at the issuance of this rider. Receipt of benefits in excess of those limits may be taxable. Consult a tax advisor regarding the taxation of any benefits received. Charges for this rider may be considered distributions for income tax purposes, and may be taxable.

CAUTION. THE ISSUANCE OF THIS RIDER IS BASED UPON THE RESPONSES TO THE QUESTIONS IN THE APPLICATION FOR THE POLICY AND THIS RIDER. A COPY OF YOUR APPLICATION FOR THE POLICY AND THIS RIDER ARE ATTACHED TO THE POLICY. IF YOUR ANSWERS, INCLUDING ANSWERS REGARDING THE ACCELERATED BENEFIT INSURED FAIL TO INCLUDE ALL MATERIAL INFORMATION REQUESTED, WE HAVE THE RIGHT TO DENY BENEFITS OR RESCIND YOUR POLICY AND THIS RIDER. THE BEST TIME TO CLEAR UP ANY QUESTIONS IS NOW, BEFORE A CLAIM ARISES. IF, FOR ANY REASON, ANY OF YOUR ANSWERS, INCLUDING ANSWERS REGARDING THE ACCELERATED BENEFIT INSURED ARE INCORRECT, CONTACT THE COMPANY AT: RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK, 20 MADISON AVE. EXT. BOX 5144, ALBANY, NEW YORK 12205.

NOTICE TO OWNER. This rider may not cover all of the costs associated with long-term care services during the Period of Coverage. You are advised to carefully review all policy and rider limitations. Receipt of accelerated death benefits under this rider may adversely affect eligibility for governmental benefits or public assistance programs, such as Medicaid.

NOTICE OF YOUR RIGHT TO EXAMINE THIS RIDER FOR 30 DAYS. If for any reason You are not satisfied with this rider, return it to Us or Our representative within 30 days after You receive it. We will then cancel this rider and refund the cost of this rider, including any fees, for which You have paid. This rider will then be considered void from its start.

RENEWABILITY. THIS RIDER IS GUARANTEED RENEWABLE. THIS MEANS THAT WE MAY NOT ON OUR OWN, CANCEL OR REDUCE COVERAGE PROVIDED BY THIS RIDER. SUBJECT TO THE RIDER TERMINATION PROVISION, THIS RIDER WILL REMAIN IN FORCE FOR AS LONG AS THE POLICY REMAINS IN FORCE AND THE REQUIRED CHARGES FOR THIS RIDER ARE PAID. WE HAVE A LIMITED RIGHT TO CHANGE THE COST OF INSURANCE RATES AS DESCRIBED IN THE MONTHLY DEDUCTION FOR THE COST OF THIS RIDER PROVISION.


138751                                  1                                  6/09

                            GUIDE TO RIDER PROVISIONS

Rider Charges                                                          Page 3
Rider Definitions                                                      Page 3
Limitations or Conditions On Eligibility for Benefits                  Page 8
Exclusions                                                             Page 8
Interaction of Rider and Policy                                        Page 9
Claim Provisions                                                       Page 11
General Provisions                                                     Page 12


138751                                  2                                  6/09

                                  RIDER CHARGES

MONTHLY DEDUCTION FOR THE COST OF THIS RIDER. The cost of this rider for the policy month is calculated as:

a x b x (1 - c /d)
------------------
       1000

Where:

     a.   is the monthly cost of insurance rate for this rider described below;

     b.   is the Remaining Amount to be Accelerated;

     c. is the policy value at the beginning of the policy month. At this point the policy value has been reduced by the monthly deduction except for the part of the monthly deduction that pays for the cost of insurance;

     d.   is the policy Specified Amount as shown under Policy Data.

The Monthly Deduction for the cost of this rider will never be less than zero.

The monthly cost of insurance rate is based on the Accelerated Benefit Insured's sex, issue age, duration and the Monthly Benefit Percent shown under Policy Data. We may change the cost of insurance rates from time to time. Changes to the cost of insurance rate will apply to all individuals of the same risk classification as the Accelerated Benefit Insured. Any change will be made in accordance with procedures and standards prescribed by the state insurance department. Cost of insurance rates will be determined by Us based on Our expectations of investment earnings, persistency, expenses, and morbidity.

The cost of insurance rates for this rider will not exceed the Guaranteed Maximum Monthly Cost of Insurance Rates for this rider shown under Policy Data. Any changes will be effective on the next monthly anniversary date of Your policy. We will give You 60 days prior notice of any changes.

The Monthly Deduction for the Cost of this Rider will apply while this rider and the policy are in effect. The Monthly Deduction for the Cost of this Rider will not be charged beyond the age where the monthly deduction of the policy is no longer charged. The monthly cost for this rider will be waived once Monthly Benefit Payments begin.

NO-LAPSE COST OF INSURANCE OF THIS RIDER. If the policy contains a No-Lapse Value, there will be a No-Lapse Cost of Insurance for this rider.

Therefore, part (d) of the provision entitled NO-LAPSE MONTHLY DEDUCTION in the PREMIUMS section of the policy which reads "(D) IS THE COST OF ANY POLICY RIDERS, FOR THE POLICY MONTH" is changed to read "(D) IS THE COST OF ANY POLICY RIDERS, FOR THE POLICY MONTH, UNLESS THE RIDER CONTAINS A NO-LAPSE COST OF INSURANCE. IN THAT CASE, THE NO-LAPSE COST OF INSURANCE FOR THE RIDER WILL BE USED INSTEAD OF THE COST OF THE RIDER.

The No-Lapse Cost of Insurance for the rider for the policy month will be the same calculation described in the Monthly Deduction for the Cost of this Rider provision where:

     a. is the monthly no-lapse cost of insurance rate for this rider described below;

     b.   is the Remaining Amount to be Accelerated;

     c. is the no-lapse value at the beginning of the policy month. At this point the no-lapse value has been reduced by the monthly deduction except for the part of the monthly deduction that pays for the cost of insurance;

     d.   is the policy Specified Amount as shown under Policy Data.

The No-Lapse Cost of Insurance of this rider will never be less than zero. The monthly no-lapse cost for this rider will be waived once Monthly Benefit Payments begin.

We reserve the right to reduce the rider No-Lapse Cost of Insurance rates from the rider No-Lapse cost of Insurance Rates shown under Policy Data. If the rider No-Lapse Cost of Insurance rates are reduced, the rates may be reduced again, but will never increase. Any change will apply to all individuals of the same risk classification as described in the Monthly Deduction for the Cost of this Rider.

                                RIDER DEFINITIONS

ACCELERATED BENEFIT INSURED. Accelerated Benefit Insured means the Insured of the policy to which this Rider is attached. It does not include any insured of any riders attached to the policy.


138751                                  3                                  6/09

ACTIVITIES OF DAILY LIVING. Those activities that measure the Accelerated Benefit Insured's ability for self care. The Activities of Daily Living used in this rider to determine the level of care needed by Accelerated Benefit Insured are:

1. Bathing, which means washing oneself by sponge bath; or in either a tub or shower, including the task of getting in or out of the tub or shower.

2. Continence, which means the ability to maintain control of bowel and bladder function; or, when unable to maintain control of bowel or bladder function, the ability to perform associated personal hygiene, including caring for a catheter or colostomy bag.

3. Dressing, which means putting on and taking off all items of clothing and any necessary braces, fasteners, or artificial limbs.

4. Eating, which means feeding oneself by getting food into his or her body from a receptacle (such as a plate, cup, or table or by a feeding tube or intravenously).

5. Toileting, which means getting to and from the toilet, getting on and off the toilet, and performing associated personal hygiene.

6. Transferring, which means moving into or out of a bed, chair, or wheelchair.

ADULT DAY CARE. A program that provides a protective environment and preventive, remedial and restorative services for part of the 24-hour day.

ADULT DAY CARE CENTER. A place that is licensed to provide Adult Day Care by the state. If licensing is not required, Adult Day Care Center means:

1.   A place that provides Adult Day Care; and

2. Has enough full-time staff to maintain no more than an 8 to 1 client-staff ratio; and

3. Has established procedures for obtaining appropriate aid in the event of a medical emergency.

ASSISTED LIVING FACILITY. A facility that is engaged primarily in providing ongoing care and related services to inpatients in one location and meets one of the following criteria:

1. is licensed or accredited by the appropriate agency to provide such care, if such licensing or accreditation is required by the state in which the care is received; or

2.   if licensing is not required, meets all of the following:

          a. provides 24-hour-a-day care and services sufficient to support needs resulting from Cognitive Impairment or inability to perform Activities of Daily Living; and

          b. has a trained and ready to respond employee on duty at all times to provide that care; and

          c.   provides 3 meals a day and accommodates special dietary needs;
               and

          d. has established procedures for obtaining appropriate aid in the event of a medical emergency; and

          e. has appropriate methods and procedures for handling and administering drugs and biologics.

Examples of such facilities may include Alzheimer facilities or Assisted Living Facilities that are either free-standing facilities or part of a life-care community. They may also be met by some personal care and adult congregate care facilities.

An Assisted Living Facility does not mean:

1.   a Hospital or clinic; or

2. a rest home (a home for the aged or a retirement home) which does not, as its primary function, provide custodial care. Custodial care means care ordered by a Licensed Health Care Practitioner due to the Accelerated Benefit Insured's Cognitive Impairment or need for assistance in the Activities of Daily Living; or

3. a facility for the treatment of alcoholism, drug addiction, or mental illness.


138751                                  4                                  6/09

CALENDAR MONTH. The consecutive day period (e.g., 28, 29, 30 or 31-day period, as the case may be) that begins at 12:01 a.m. on the first day of a month.

CHRONICALLY ILL INDIVIDUAL. An individual who has been certified by a Licensed Health Care Practitioner within the last 12 months as:

1. being unable to perform (without Substantial Assistance from another person) at least two Activities of Daily Living for a period of at least 90 days due to a loss of functional capacity; or

2. requiring Substantial Supervision to protect such individual from threats to health and safety due to Cognitive Impairment.

COGNITIVE IMPAIRMENT. A deficiency in a person's short-term or long-term memory; orientation as to person, place, and time; deductive or abstract reasoning; or judgment as it relates to safety awareness. The degree of Cognitive Impairment is confirmed by a licensed Physician or licensed psychologist practicing within their scope of license and expertise and is measured by clinical evidence and standardized tests that reliably measure the Accelerated Benefit Insured's Cognitive Impairment.

ELIMINATION PERIOD. The number of days of Qualified Long-Term Care Services that are required while this rider is in force before any benefit is available under this rider. The Elimination Period is shown under Policy Data. The dates of service need not be continuous; however, the Elimination Period must be satisfied within a period of 730 consecutive days. The Elimination Period must be satisfied only once while this rider is in force. Once all conditions for the Eligibility for the Payment of Benefits have been met, benefits will be payable for services used to satisfy the Elimination Period.

HOME HEALTH CARE. Personal assistance and care provided by a Home Health Care Provider in a private home or by an Adult Day Care Center.

HOME HEALTH CARE PROVIDER. Either a Home Health Agency or an Independent Home Health Care Provider that provides Home Health Care.

HOME HEALTH CARE AGENCY. A Home Health Care Agency must meet one of the following requirements:

1. it is licensed as a Home Health Care Agency by the state in which the Home Health Care is provided; or

2. it possesses one of the following certifications in the state in which the Home Health Care is provided - Medicare Certification; Joint Commission of Accreditation of Health Care Organizations (JCAHO); or Community Health Accreditation Program (CHAP) Certification; or

3. it provides Home Health Care through 2 or more employees of an organization that is in the business of providing Home Health Care according to the laws of the state in which it is located.

HOSPITAL. A place which, by law, provides care and treatment for sick or injured persons as resident bed patients. It must provide:

1. a registered nurse or licensed practical nurse on duty at all times to supervise 24-hour nursing service; and

2.   the means for diagnosis, treatment, and surgery; and

3.   a doctor present or on call at all times to supervise all care.

IMMEDIATE FAMILY. The Accelerated Benefit Insured's spouse or domestic partner as recognized by the Accelerated Benefit Insured's state of residence, or the following relatives of the Accelerated Benefit Insured or the Accelerated Benefits Insured's spouse or domestic partner: parents, grandparents, siblings, children, stepchildren, grandchildren, and their respective spouses.

INDEPENDENT HOME HEALTH CARE PROVIDER. A care provider not employed by a Home Health Agency who is a duly licensed registered nurse, licensed vocational nurse, licensed practical nurse, physical therapist, occupational therapist, speech therapist, respiratory therapist, licensed social worker, or registered dietitian. An Independent Home Health Care Provider cannot be a member of the Accelerated Benefit Insured's Immediate Family or an individual who normally resides in the Accelerated Benefit Insured's home.


138751                                  5                                   6/09

LICENSED HEALTH CARE PRACTITIONER. A Physician, a registered nurse (R.N.), a licensed social worker, or any other individual who meets the requirements as may be prescribed by the U.S. Secretary of the Treasury. The following do not qualify as a Licensed Health Care Practitioner under this rider: You, the Accelerated Benefit Insured, a member of Your or the Accelerated Benefit Insured's Immediate Family, or anyone who is under suspension from Medicare or Medicaid.

LONG-TERM CARE FACILITY. A facility, other than the acute care unit of a Hospital, that provides skilled nursing care, intermediate care, or custodial care, and is licensed as a Long-Term Care Facility by the appropriate state licensing agency, or if not licensed, it must meet all of the following requirements:

1. a registered nurse or licensed practical nurse on duty at all times to supervise 24-hour nursing service; and

2.   a doctor to supervise the operation of the facility; and

3. a planned program of policies and procedures that were developed with the advice of a professional group of at least one doctor or nurse; and

4.   a doctor available to furnish emergency medical care.

A Long-Term Care Facility does not mean:

1.   a facility that primarily treats drug addiction or alcoholism; or

2. a facility that primarily provides domiciliary, residency, or retirement care.

MAXIMUM MONTHLY BENEFIT. The maximum monthly amount We will pay in a full Calendar Month for Qualified Long-Term Care Services for the Accelerated Benefit Insured.

This amount may change due to subsequent policy transactions; see the Effect of Policy Transactions and Provisions on Rider Benefits provision of the rider for more information. It is equal to the lesser of:

1. the Rider Specified Amount shown under Policy Data multiplied by the Monthly Benefit Percent shown under Policy Data; or

2.   the Maximum Monthly Benefit Limit shown under Policy Data; or

3.   the Remaining Amount to be Accelerated.

MONTHLY BENEFIT PAYMENT. The amount We will pay to You, or to any individual authorized to act on Your behalf, for a Calendar Month of Qualified Long-Term Care Services. We will pay a proportionate amount of the Maximum Monthly Benefit for each date of Qualified Long-Term Care Service rendered.

Such Monthly Benefit Payments will be limited to the Qualified Long-Term Care Services incurred after we receive Proof of Loss. Any eligible Qualified Long-Term Care Services incurred prior to Us receiving Proof of Loss may be counted toward the Elimination Period.

Once all conditions for the Eligibility for the Payment of Benefits have been met, benefits will be payable for services used to satisfy the Elimination Period.

You may request a lower monthly benefit amount. However, the Monthly Benefit Payment may not be less than $500.

Any rider benefit payable after the death of the Accelerated Benefit Insured will be made payable to You, if living, otherwise to the policy's beneficiary.

MONTHLY EQUIVALENT OF THE PER DIEM LIMIT ALLOWED BY THE HEALTH INSURANCE PORTABILITY AND ACCOUNTABILITY ACT. The per diem limit is the highest daily benefit amount allowed to be excluded from income under the Code. The monthly equivalent of the per diem limit is the per diem limit multiplied by the number of days in the Calendar Month. The per diem limit is updated annually by the IRS. You may obtain the current amount by contacting us at 1-800-541-2251.


138751                                  6                                   6/09

PERIOD OF COVERAGE. The period of time during which the Accelerated Benefit Insured receives services that are covered under this rider. A Period of Coverage will end on the earliest of the following dates:

1. the date the Accelerated Benefit Insured is no longer receiving Qualified Long-Term Care Services;

2. the date We determine that benefits are no longer payable in accordance with the terms of this rider;

3. the date when You request that We terminate benefit payments under this rider;

4. the date when the total benefits paid under this rider equals the Rider Specified Amount shown under Policy Data;

5    the date that You surrender the policy;

6. the date We make a payment under the Accelerated Death Benefit Rider for Terminal Illness;

7.   the date of death of the Accelerated Benefit Insured.

PHYSICIAN. Any person bearing the designation of Medical Doctor (M. D.) or Doctor of Osteopathy (D.O.) practicing within the scope of his or her license issued by the state in which the services are rendered.

PLAN OF CARE. A written plan for long-term care services designed especially for the Accelerated Benefit Insured. This Plan of Care must:

1. specify the type, frequency and providers of all the services the Accelerated Benefit Insured requires; and

2.   be in accordance with accepted medical and nursing standards of practice;
     and

3.   be approved by a Licensed Health Care Practitioner.

A Plan of Care must be updated as the Accelerated Benefits Insured's condition and needs change. We must be provided with a revised Plan of Care each time it is updated. We reserve the right to request periodic updates regarding the Plan of Care, but not more frequently than once every 30 days. No more than one Plan of Care may be in effect at a time.

QUALIFIED LONG-TERM CARE SERVICES. Necessary diagnostic, preventive, therapeutic, curing, treating, mitigating and rehabilitative services, and maintenance or personal care services, which are:

1.   required for treatment of a Chronically Ill Individual; and

2. provided pursuant to a Plan of Care prescribed by a Licensed Health Care Practitioner; and

3. provided in a Long-Term Care Facility, an Assisted Living Facility, an Adult Day Care Center, or by a Home Health Care Provider.

REMAINING AMOUNT TO BE ACCELERATED. The remaining death benefit to be accelerated under this rider. It is the Rider Specified Amount less total Monthly Benefit Payments paid to date.

RIDER SPECIFIED AMOUNT. The maximum death benefit amount that may be accelerated. This amount is chosen in Your application for this rider and is shown under Policy Data.

While this rider is in force, You may request to decrease the Rider Specified Amount. Decreases may only be made after the first policy year. You may decrease the specified amount once per year by written request. The decrease will be effective on the monthly date on or next following Our receipt of Your written request. Decreases are not allowed during a Period of Coverage.

The Rider Specified Amount may change due to subsequent policy transactions. See the Effect of Policy Transactions and Provisions on Rider Benefits provision of this rider for more information.


138751                                  7                                   6/09

SUBSTANTIAL ASSISTANCE. The physical hands-on assistance of another person without which the Accelerated Benefit Insured is unable to perform the Activity of Daily Living; or the presence of another person within arm's reach that is necessary to prevent, by physical intervention, injury to the Accelerated Benefit Insured while he or she is performing the Activity of Daily Living.

SUBSTANTIAL SUPERVISION. Continual supervision (which may include cuing by verbal prompting, gestures, or other demonstrations) by another person that is necessary to protect the severely cognitively impaired individual from threats to his or her health or safety (such as may result from wandering).

                          LIMITATIONS OR CONDITIONS ON
                            ELIGIBILITY FOR BENEFITS

ELIGIBILITY FOR THE PAYMENT OF BENEFITS. We must receive the following documentation before any benefits are payable:

1. A current written eligibility certification from a Licensed Health Care Practitioner that certifies that the Accelerated Benefit Insured is a Chronically Ill Individual; and

2. Proof that the Accelerated Benefit Insured received or is receiving Qualified Long-Term Care Services pursuant to a Plan of Care; and

3.   Proof that the Elimination Period has been satisfied; and

4. Written Notice of a Claim and Proof of Loss, as described in the Claim Provisions, in a form satisfactory to Us.

WHEN RIDER BENEFITS BEGIN. We will begin Monthly Benefit Payments under this rider when: (a) the Eligibility for the Payment of Benefits Conditions is met; and (b) a claim for benefits has been approved by Us.

EXTENSION OF BENEFITS. If while the Accelerated Benefit Insured is on claim under this rider for confinement in a Long-Term Care Facility or for any other Qualified Long Term Care Services, the policy lapses before the current Rider Specified Amount has been paid, benefits for that claim may be payable. Benefits may be payable for the claim provided that the Qualified Long Term Care Services being provided began when this rider was in force and such Qualified Long Term Care Services continue without interruption after termination of the policy and this rider. Benefits may continue until the earliest of the following dates:

1. the date the Accelerated Benefit Insured is discharged from confinement in a Long Term Care Facility; or

2. the date there is an interruption in the Qualified Long Term Care Services being provided to the Accelerated Benefit Insured; or

3.   the date when the current Rider Specified Amount has been paid; or

4.   the date of death of the Accelerated Benefit Insured.

If benefits are payable under this provision, there will be no death benefit payable to the beneficiary or beneficiaries named in the policy.

This Extension of Benefits provision is subject to all other provisions of this rider (including but not limited to the Elimination Period and Eligibility for the Payment of Benefits provisions).

                                   EXCLUSIONS

Qualified Long-Term Care Services do not include treatment or care:

1.   for attempted suicide or intentionally self-inflicted injuries;

2. for Qualified Long-Term Care Services incurred before the effective date of this rider;

3. as a result of alcoholism or drug addiction (unless drug abuse was a result of the administration of drugs as part of treatment by a Physician);

4. due to war or act of war (declared or undeclared), or service in any of the armed forces or auxiliary units;

5.   due to participation in a felony, riot or insurrection;

6. as a result of participation in any form of aviation other than as a fare-paying passenger;

7. for a mental or nervous disorder; however, this exclusion will not exclude or limit benefits on the basis of Alzheimer's Disease or demonstrable organic brain disease

8. received outside the United States or Canada. For purpose of this exclusion, United States shall mean the 50 states, its Territories and Possessions, and the District of Columbia.


138751                                  8                                   6/09

                         INTERACTION OF RIDER AND POLICY

EFFECT OF POLICY TRANSACTIONS AND PROVISIONS ON RIDER BENEFITS. Any requested decrease of the policy Specified Amount, including decreases due to partial surrenders, may impact the Rider Specified Amount and the Remaining Amount to be Accelerated. After a decrease in the policy Specified Amount, if the Remaining Amount to be Accelerated divided by the new policy Specified Amount is greater than the Maximum Rider Specified Amount Percent shown under Policy Data, then the Rider Specified Amount and the Remaining Amount to be Accelerated will be decreased by the following amount:

a - (b x c)

where:

     a. is the Remaining Amount to be Accelerated prior to the decrease in the policy Specified Amount;

     b.   is the Maximum Rider Specified Amount Percent shown under Policy Data;
          and

     c.   is the policy Specified Amount after the decrease.

While the following Death Benefit section of Your policy is in effect:

1.   Death Benefit on or After the Insured's Attained Age 100 Anniversary; or

2.   Death Benefit on or After the Insured's Attained Age 120 Anniversary; or

3. What are the proceeds payable upon death of the Insured on or after the insured's age 100 anniversary,

then the Remaining Amount to be Accelerated will be reduced by the amount the Remaining Amount to be Accelerated exceeds the policy proceeds that would be payable upon death of the Insured.

Any decrease in the Rider Specified Amount and the Remaining Amount to be Accelerated, if necessary, will be effective the same date as the policy decrease transaction and could cause a change in the Maximum Monthly Benefit.

EFFECT OF RIDER ON POLICY. The Rider will affect the following items in the policy:

1. While this rider is in force, death benefit option changes are not permitted.

2. While the policy and rider are in force, the proceeds payable upon death of the Insured of the policy will be the greater of the Proceeds of the policy or the Residual Death Benefit shown under Policy Data less Indebtedness.

3.   While the following Death Benefit section of Your policy is in effect:

     a.   Death Benefit on or After the Insured's Attained Age 100 Anniversary;
          or

     b.   Death Benefit on or After the Insured's Attained Age 120 Anniversary;
          or

     c. What are the proceeds payable upon death of the Insured on or after the insured's age 100 anniversary,

     then policy proceeds that would be payable upon death of the Insured are reduced by each rider benefit payment and the amount of any partial surrender and the applicable partial surrender charge during this time.

EFFECT OF RIDER CLAIM AND BENEFIT PAYMENTS ON THE POLICY. Rider benefit payments will impact certain policy provisions and values. These include the following:

     1. Upon Notice of Claim, partial surrenders and additional loans, not including loans taken to pay for interest due on existing Indebtedness, are not permitted.

     2. Once Monthly Benefit Payments begin the following will occur for policies containing Subaccounts:

     a.   Any value in the Subaccounts will be transferred to the Fixed Account;

     b.   All future premium payments will also be allocated to the Fixed
          Account;

     c.   Transfers to the Subaccounts are not allowed.


138751                                  9                                  6/09

          At the end of the Period of Coverage, the portion of the policy value in excess of Indebtedness due to Us, will remain in the Fixed Account until written request is made to transfer it to any Subaccounts. This request must be made within 30 days after the end of the Period of Coverage and will be effective on the date We receive the request. If this request is made after 30 days, it follows the provisions of the policy.

     3. If the policy requires regular monthly deductions from the Policy Value, We will continue to make the monthly deductions after the advance of any Accelerated Benefit. Subject to the conditions and limitations described in the benefit section, any required premium must be paid to prevent policy lapse. Any such premium not paid before the end of the grace period will cause the Policy to lapse or terminate in accordance of the provisions of the Policy.

     4. Immediately after each Monthly Benefit Payment, the policy Specified Amount will be reduced by the Monthly Benefit Payment prior to any reduction in the Monthly Benefit Payment due to loan repayments described below.

     5. Immediately after each Monthly Benefit Payment, other policy amounts will be recalculated as follows:

          Adjusted Amounts = a x b/c

          where:

               a.   is the amount immediately prior to the Monthly Benefit
                    Payment;

               b. is the new policy Specified Amount after the Monthly Benefit Payment adjustment described above;

               c. is the policy Specified Amount immediately prior to the Monthly Benefit Payment.

          Policy amounts impacted by this adjustment include:

               1.   Surrender charges;

               2.   Minimum initial monthly premium;

               3.   Sum of the minimum monthly premiums;

               4.   Any monthly no-lapse guarantee premiums;

               5. Sum of the monthly no-lapse guarantee premiums used in the determination of no-lapse guarantees;

               6. Sum of Premiums paid used in the determination of no-lapse guarantees and the minimum initial premium period;

               7.   No-lapse value.

     6. If there is outstanding Indebtedness at the time of a Monthly Benefit Payment, the Monthly Benefit Payment will be reduced to repay a portion of the loan. The amount of the loan repayment will be the lesser of the following:

          a. d x e/f

               where:

               d. is the amount of outstanding Indebtedness at the time of the Monthly Benefit Payment;

               e.   is the Monthly Benefit Payment; and

               f. is the policy Specified Amount immediately prior to the Monthly Benefit Payment.

          b.   the Monthly Benefit Payment.

     7. Immediately after each Monthly Benefit Payment, the policy value less indebtedness will be reduced by the lesser of the following:

          a.   g x h/i

               where:

               g. is the policy value less indebtedness immediately prior to the Monthly Benefit Payment:

               h.   is the Monthly Benefit Payment:

               i. is the policy Specified Amount immediately prior to the Monthly Benefit Payment.

          b. the Monthly Benefit Payment less the loan repayment discussed above.

     ADDITIONAL RIDERS ON POLICY. Acceleration of benefits under this rider will not affect the provisions or benefits of any accidental death benefit rider that may be attached to this policy.


138751                                  10                                  6/09

                                CLAIM PROVISIONS

NOTICE OF CLAIM. You must provide written notice of claim to Us to Our Home Office or our representative within 60 days after a covered loss starts or as soon as reasonably possible. The notice should include Your name, the Accelerated Benefit Insured's name (if not the same), the policy number, and the type of care the Accelerated Benefit Insured is receiving or plans to receive.

CLAIM FORMS. We will furnish You with forms for filing Proof of Loss within 15 business days after We receive notice of claim. If We do not provide the forms within 15 business days, You can comply with this rider's Proof of Loss requirement by submitting a written statement regarding the nature and extent of the loss within the time limit specified in the Proof of Loss provision.

PROOF OF LOSS. You must provide, at no expense to Us, written Proof of Loss in a form satisfactory to Us at Our Home Office during the Accelerated Benefit Insured's lifetime and within 90 days after such loss. If it is not reasonably possible to give written proof in the time required, We shall not reduce or deny a claim for this reason.

However, the proof must be given to Us as soon as reasonably possible and during the Accelerated Benefit Insured's lifetime, and in no event, except in the absence of legal capacity, later than one year from the time specified.

Proof of loss includes:

1.   the fully completed claim forms We sent;

2. written documentation from a Licensed Health Care Practitioner certifying that the Accelerated Benefit Insured is Chronically Ill as defined herein. Written certification must be renewed and submitted to Us every 12 months, otherwise payment of benefits will discontinue on the first day following the expiry of the 12 month period;

3.   a copy of the current Plan of Care as defined herein;

4.   documentation of on-going Qualified Long-Term Care Services;

5. signed consent from all irrevocable beneficiaries, if any, and all assignees, if any.

EVALUATION OF CLAIMS. We will obtain information about the Accelerated Benefit Insured by working with the Accelerated Benefit Insured, You, and the Accelerated Benefits Insured's personal physician, as appropriate. We will also obtain information from any Licensed Health Care Practitioners, agencies and other care providers the Accelerated Benefit Insured may have consulted.

TIME OF PAYMENT OF CLAIMS. While the Accelerated Benefit Insured qualifies for benefits, payments will be issued on a monthly basis, once We receive proper Proof of Loss, as described above, and the Elimination Period requirement has been met. The Monthly Benefit Payment will be issued when:

1. all conditions for Eligibility for the Payment of Benefits have been satisfied.

2.   We approve a request for the Monthly Benefit Payment.

PHYSICAL EXAMINATIONS. We, at Our own expense, reserve the right to have the Accelerated Benefit Insured examined as often as We may reasonably require by a Licensed Health Care Practitioner of Our own choice prior to or during a Period of Coverage to ensure the Accelerated Benefit Insured is Chronically Ill. However, when a Licensed Health Care Practitioner has certified that the Accelerated Benefit Insured is unable to perform activities of daily living for an expected period of at least 90 days due to a loss of functional capacity, We will not request a Physical Examination until after the expiration of the 90-day period.

APPEALS. We will provide notice in writing if We do not approve a request for benefits under this rider. We will provide a written explanation of the reasons for the denial. You have the right to appeal Our claims decision by submitting an appeal to Us in writing. Such appeal should include:

1.   a statement explaining the basis for the appeal; and

2.   any additional information that has not been considered in Our review; and

3. contact information for those in possession of pertinent information regarding the services rendered or medical condition of the Accelerated Benefit Insured.

All requests for additional information will be made at Our expense.


138751                                  11                                  6/09

Upon further evaluation of the appeal and within 30 days of receipt of the additional information We will either:

1.   overturn the initial denial and pay any benefits due; or

2.   uphold the initial denial.

We will provide the determination of Our appeal and the factors bearing on that determination in writing.

RECERTIFICATION. For continued Monthly Benefit Payments under this rider, a Licensed Health Care Practitioner must recertify that the Accelerated Benefit Insured is still a Chronically Ill Individual receiving Qualified Long-Term Care Services pursuant to a Plan of Care. Otherwise, benefit payments will terminate at the end of the twelve month period or, if earlier, as specified in the Period of Coverage provision of this rider.

                               GENERAL PROVISIONS

REPRESENTATIONS. The statements made in the application are considered representations and not warranties. No statement made in connection with the application will be used by Us to void the rider or to deny a claim unless that statement is part of the application.

INCONTESTABILITY. The Incontestability provision in the policy applies to this rider.

Additionally, after this rider has been in force for at least six months but less than two years, it may be rescinded (voided) or an otherwise valid claim for accelerated benefits may be denied due to misrepresentation that is both material to the acceptance of coverage and which pertains to the condition for which benefits are sought. If benefit increases are permitted, any increase in this rider that has been in effect for at least six months but less than two years which was applied for and subject to evidence of insurability may be rescinded or an otherwise valid claim for accelerated benefits on the amount of the increase may be denied due to misrepresentation that is both material to the acceptance for coverage and which pertains to the condition for which benefits are sought.

MISSTATEMENT IN AGE OR SEX. If the Accelerated Benefit Insured's age or sex has been misstated, the benefits provided by this rider will be the amount that the most recent rider cost of insurance charge would provide at the correct age or sex. If the Accelerated Benefit Insured's correct age on the date of this rider became effective was such that We would not have issued this rider, then Our liability will be limited to the refund of all charges made for this rider.

GRACE PERIOD. This rider is subject to the terms of the Grace Period provision of the policy to which it is attached.

REINSTATEMENT. You may reinstate this Rider as part of Your policy if the policy is terminated and reinstated. Such reinstatement will be subject to satisfactory evidence of insurability and all other terms and conditions of the policy to which it is attached.

ADDED PROTECTION AGAINST TERMINATION WHEN THE OWNER IS THE ACCELERATED BENEFIT INSURED. If this rider terminates at the end of the Grace Period while You were Chronically Ill, this rider may be reinstated, provided You submit a written request within 5 months after the date of termination, and provided that all of the following conditions are met:

1. the policy is reinstated in accordance with the terms of its Reinstatement provision, to the extent necessary for reinstatement of this rider's benefits in effect at the time of termination; and

2. We receive satisfactory proof that You would have qualified for benefits on the date of termination; and

3.   We receive payment of all past due cost for the rider.

The reinstated rider will not provide Monthly Benefit Payments during the period of lapse to the date of reinstatement. The effective date of the reinstated rider will be the beginning of the policy month that coincides with or next follows the date We approve Your request.

NOTICE OF RELEASE. You must submit immediate notice to Us at Our Home Office when the Accelerated Benefit Insured's confinement in a Long-Term Care Facility terminates or Home Health Care is no longer required.


138751                                  12                                  6/09

RIDER TERMINATION. This rider will terminate and no further benefits will be payable (except as provided under the Extension of Benefits provision of this rider), on the earliest of the following:

     1. the beginning of the policy month that coincides with or next follows the date We receive Your written request to terminate this rider;

     2.   upon termination of the policy;

     3.   the date of death of the Accelerated Benefit Insured;

     4. the date when the benefits paid under this rider equal the current Rider Specified Amount;

     5. the date You request payment under an Accelerated Death Benefit Rider due to terminal illness of the Accelerated Benefit Insured;

     6.   the date when You request a change to Death Benefit Option 2;

     7. the date the policy and this rider terminate due to nonpayment of premium. If the policy and this rider lapse or terminate due to nonpayment of premium, We will give notice of such lapse or termination, at least 30 days prior to such lapse or termination, to the Owner and to the person(s) designated by the Owner to receive such notices. Notice will be given by first class United States mail, postage prepaid; and notice will not be given until 30 days after the premium is due and unpaid. Notice will be deemed to have been given as of 5 days after the date We mail the notice.

The termination of this rider will be without prejudice to any benefits payable for any claim under this rider if such claim began while this rider was in force and continues without interruption after termination. Refer to the Extension of Benefits provision in the LIMITATIONS OR CONDITIONS ON ELIGIBILITY FOR BENEFITS section.

CONFORMITY WITH STATE STATUTES. If, on the Effective Date of this rider, any provision conflicts with state laws where You reside, We will consider the provision changed to meet the minimum requirements of those laws.

GENERAL. This rider is part of the policy. Its benefit is subject to all terms of this rider and the policy. All provisions of the policy continue to apply except as specifically modified by this rider. This rider has no cash or loan values. Terms not defined herein are defined in the policy.

EFFECTIVE DATE OF THIS RIDER. The effective date of this rider is the policy date of the policy unless a different date is shown under Policy Data.

RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK


/s/ Thomas R. Moore

SECRETARY


138751                                  13                                 6/09